U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person

     AT&T Corp.
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   (Last)               (First)                 (Middle)

     32 Avenue of the Americas
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                                    (Street)

     New York                      New York                      10013-2412
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   (City)                           (State)                       (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)


     March 9, 1999
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3. IRS Identification Number of Reporting Person (if an entity)

     13-4924710
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4. Issuer Name and Ticker or Trading Symbol

     Cablevision Systems Corporation (Symbol:  CVC)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing  (Check applicable line)

   [ X ] Form filed by One Reporting Person

   [   ] Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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

   Class A Common Stock                  49,982,572 (see attached)   I                    see attached
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                         (Print or Type Responses)


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


FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Securi-                       Form of
                         2. Date Exercisable           ties (Instr. 4)                                     Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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


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
Explanation of Responses:     SEE ATTACHED.




          (See attached)                                       (See attached)
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      Signature of Reporting Person                               Date


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

FORM 3 CONTINUATION SHEET


                           EXPLANATION OF RESPONSES

            This Initial Statement of Beneficial Ownership on Form 3 (this "Form") is filed by AT&T Corp., a New York corporation ("AT&T"). AT&T succeeded, as of March 9, 1999, to the beneficial ownership of 48,942,172 of the 49,982,572 shares of Class A Common Stock ("Class A Common Stock") of Cablevision Systems Corporation ("Cablevision") (Symbol: CVC) reported on this Form as a result of the merger (the "Merger") of Italy Merger Corp., a wholly owned subsidiary of AT&T, with and into Tele-Communications, Inc. ("TCI"). Liberty Media Corporation, a Delaware corporation, succeeded to the beneficial ownership of the remaining 1,040,400 of such 49,982,572 shares of Class A Common Stock as a result of the Merger.

            As described more fully below, AT&T is the beneficial owner of 48,942,172 shares of Class A Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Liberty Media Corporation is the beneficial owner of 1,040,400 shares of Class A Common Stock for purposes of Section 13(d) of the Exchange Act, however, because AT&T has a pecuniary interest (as such term is defined in Rule 16a-1(a)(2) of the Exchange Act) in the 1,040,400 shares of Class A Common Stock beneficially owned by Liberty Media Corporation, such 1,040,400 shares of Class A Common Stock are reported on this Form.

            TCI had previously filed a Statement of Beneficial Ownership on Form 3 reporting beneficial ownership of all of the shares of Class A Common Stock reported on the Form. A wholly owned subsidiary of TCI holds the 48,942,172 shares Class A Common Stock beneficially owned by AT&T.

            In the Merger, among other things, (i) TCI became a wholly owned subsidiary of AT&T, (ii) the businesses and assets of TCI's Liberty Media Group and TCI's TCI Ventures Group were combined and (iii) the holders of TCI's TCI Group common stock received in exchange for their shares common stock of AT&T and the holders of TCI's Liberty Media Group common stock and TCI's TCI Ventures Group common stock received in exchange for their shares a new class of common stock of AT&T intended to reflect the results of the combined Liberty Media Group and TCI Ventures Group. Following the Merger, AT&T's "Liberty Media Group" consists of the assets and businesses of TCI's Liberty Media Group and TCI's TCI Ventures Group prior to the Merger, except for certain assets which were transferred (the "Asset Transfers") from the TCI Ventures Group to TCI's TCI Group in connection with the Merger, and AT&T's "Common Stock Group" consists of all of the other assets and businesses of AT&T, including those of the TCI Group prior to the Merger and the assets acquired by the TCI Group pursuant to the Asset Transfers.

            Following the Merger, the 1,040,400 shares of Class A Common Stock beneficially owned by Liberty Media Corporation are held by the Liberty Media Group. Although the assets and businesses of the Liberty Media Group are held by a wholly owned subsidiary of AT&T (and therefore AT&T has a pecuniary interest in the shares of Class A Common Stock held by the Liberty Media Group for purposes of Rule 16a-1(a)(2) of the


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

Exchange Act), the Board of Directors and management of Liberty Media Corporation, which is the primary operating unit of the Liberty Media Group, manage the business and affairs of the Liberty Media Group, including, but not limited to, making determinations regarding the disposition and voting of such 1,040,400 shares of Class A Common Stock. A majority of Liberty Media Corporation's Board of Directors consists of individuals designated by TCI prior to the Merger. If these individuals or their designated successors cease to constitute a majority of Liberty Media Corporation's Board of Directors, Liberty Media Corporation will transfer the assets and businesses of the Liberty Media Group to a new entity. Although, this new entity would be owned substantially by AT&T it would continue to be managed (including with respect to the voting and disposition of such 1,040,400 shares of Class A Common Stock) by management of Liberty Media Corporation in place prior to such transfer of assets and businesses.

            As a result, Liberty Media Corporation, acting through its Board of Directors and management, will have the power to determine how such 1,040,400 shares of Class A Common Stock will be voted and, subject to the limitations of the Delaware General Corporation law, will have the power to dispose of such shares of Class A Common Stock and, thus, Liberty Media Corporation is considered the beneficial owner of the such shares of Class A Common Stock for purposes of Section 13(d) of the Exchange Act.

            The foregoing summary is qualified in its entirety by reference to the text of the Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T, Italy Merger Corp. and TCI and the description of (i) the Merger and the related transactions and (ii) the relationship between (a) AT&T and Liberty Media Corporation and (b) AT&T's Common Stock Group and AT&T's Liberty Media Group, set forth in the AT&T/TCI Proxy Statement/Prospectus (the "AT&T/TCI Proxy Statement/Prospectus") that forms a part of the Registration Statement on Form S-4 (File No. 333-70279) of AT&T filed on January 8, 1999, each of which were filed as Exhibits to AT&T's Schedule 13D filed with respect to Cablevision on the date hereof. All capitalized terms used but not defined in the foregoing summary shall have the meanings given to them in the AT&T/TCI Proxy Statement/Prospectus.


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

                         SIGNATURES OF REPORTING PERSONS

Dated:  March 19, 1999.
                                          AT&T CORP.

                                          By:   /s/ Robert S. Feit
                                             ----------------------------
                                             Name:  Robert S. Feit
                                             Title: Authorized Signatory





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